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                                                                      EXHIBIT 14

                               November 22, 2004

Mr. Bennett S. LeBow
5203 Fisher Island Drive
Fisher Island, FL 33109

Dear Mr. LeBow:

      This letter agreement will confirm the understandings between Vector Group Ltd. ("Vector") and you, as a stockholder of Vector, in connection with Vector's private placement of up to $81.875 million of 5% Variable Interest Senior Convertible Notes due 2011 (the "Notes"), which closed on November 18, 2004. Prior to the offering, Jefferies & Company, Inc. ("Jefferies"), the placement agent for the Notes, advised Vector that, to successfully market the offering, buyers of convertible securities must be able to borrow shares of Vector common stock on normal terms in order to hedge purchases of the Notes. Based on the existing public float of Vector's stock, there was not a sufficient number of shares available in the market to borrow. Accordingly, Jefferies stated to Vector that the proposed investors in the Notes would only proceed with the private placement if you and your affiliates, as the principal stockholders of Vector, agreed for a period of 30 months, or such period thereafter until November 15, 2011 that you or your affiliates beneficially own more than 50% of the voting stock of the Company (the "Availability Period"), to permit Jefferies to borrow up to 3,472,875 shares of Vector common stock as needed. On November 18, 2004, in order to facilitate Vector's placement of the Notes, you and your affiliates agreed with Jefferies not to dispose of the 3,472,875 shares during the Availability Period and to make the shares available for borrowing by Jefferies during that period. You will receive from Jefferies only a minimal spread of approximately 25 basis points on any shares actually borrowed.

      In order to appropriately compensate you and your affiliates for agreeing to lend the shares and accepting the resulting liquidity risk, Vector has agreed with you as follows:

      (i) During the 30-month period from November 18, 2004 to May 18, 2007 and during any period thereafter until November 15, 2011 when the stock loan arrangement is in effect, notwithstanding any conversion or redemption of the Notes, Vector will pay to you, or an affiliate designated by you, an annual fee of 1.0% of the aggregate market value of 3,472,875 shares of Vector common stock. The fee will be payable on a quarterly basis, with the first payment to be made on February 19, 2005, based on the aggregate market value of the 3,472,875 shares during the preceding quarter.

      (ii) The fee will be payable in cash or, by mutual agreement of Vector and you, in treasury shares of Vector common stock (valued at market value).

      (iii) The market value of the Vector common stock for the purposes of clauses (i) and (ii) above will be determined based on the average closing price of the Vector common stock during the relevant quarter.

      (iv) Promptly following the date hereof, Vector will use all reasonable efforts to file and keep in effect a Registration Statement on Form S-3 or other applicable form to register the resale under the Securities Act of 1933 of the shares of Vector common stock subject to the stock loan arrangement.

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Mr. Bennett S. LeBow
November 22, 2004
Page 2

      (v) Vector will hold you and your affiliates harmless on an after-tax basis against the increase, if any, in the income tax rate applicable to payments to you or your affiliates in respect of dividends paid by the Company on the 3,472,875 shares as a result of you or your affiliates having entered into the stock loan arrangements. Any such indemnification against additional income tax shall fully consider the income tax effect of receiving any and all such payments.

      (vi) In the event of any change in capitalization affecting the Vector common stock, including, without limitation, a stock dividend or other distribution, stock split, spin-off, reorganization or recapitalization, the aggregate number of shares upon which the fee and any tax indemnity shall be computed shall be appropriately adjusted.

      Under the terms of the stock loan arrangements, you have the right to assign to Howard Lorber some or all of the obligations to lend 3,472,875 shares of Vector common stock. In the event of any such assignment to Mr. Lorber, your rights under this letter agreement shall be assigned on a pro rata basis to Mr. Lorber.

      Vector represents to you that (i) Vector has the requisite corporate power and authority to enter into and perform its obligations under this letter agreement; (ii) this letter agreement, including any assignment hereof to Howard Lorber, has been approved by the Audit Committee of Vector's Board of Directors; and (iii) any necessary exceptions or waivers under Vector's Code of Business Conduct and Ethics have been obtained in order to permit Vector to enter into and perform this letter agreement, including any assignment hereof.

      This letter agreement contains all the understandings between Vector and you pertaining to the matters referred to herein, and supercedes all undertakings and agreements, whether oral or in writing, previously entered into by Vector and you with respect hereto. No provision of this letter agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by you and a duly authorized officer of Vector. No waiver by Vector or you of any breach by the other party hereto of any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time. If any provision of this letter agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this letter agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision hereof shall be validated and shall be enforced to the fullest extent permitted by law. This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Mr. Bennett S. LeBow
November 22, 2004
Page 3

      Please indicate your agreement with the foregoing by signing this letter agreement in the space provided below.

                                                 Very truly yours,

                                                 VECTOR GROUP LTD.

                                                 By: /s/ Richard J. Lampen
                                                     ---------------------------
                                                      Richard J. Lampen
                                                      Executive Vice President

The foregoing letter agreement
is consented and agreed to as of
date first written above.

    /s/ Bennett S. LeBow
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        Bennett S. LeBow